UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-34656

H World Group Limited

(Registrant’s name)

No. 1299 Fenghua Road

Jiading District

Shanghai
People’s Republic of China
(86) 21 6195-2011
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Conversion Rate Adjustment for Convertible Senior Notes due 2026 as a Result of Dividend

In November 2023, the board of directors of H World Group Limited (the “Company”) declared a cash dividend of US$0.093 per ordinary share, or US$0.93 per American Depositary Share (“ADS”). Holders of the Company’s ordinary shares or ADSs at the close of business on December 21, 2023 will be entitled to receive the cash dividend. As a result of the cash dividend, the conversion rate for the Company’s outstanding 3.00% convertible senior notes due 2026 issued in May 2020 (the “Notes”) increased from 24.1202 to 24.7854 with immediate effect after the close of business on December 21, 2023 (New York City time). The adjustments are made in accordance with the terms of the indenture for the Notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

H World Group Limited
(Registrant)

Date: December 21, 2023	By:	/s/ Qi Ji
	Name:	Qi Ji
	Title:	Executive Chairman of the Board of Directors